As filed with the Securities and Exchange Commission on August 17, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

AMENDMENT NO. 1 TO
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
August 8, 2005

Tri-Valley Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-31852	87-0505222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5555 Business Park South, Suite 200
Bakersfield, California 93309
(Address of principal executive office)

Issuer's telephone number: 661-864-0500

Section 1 - Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

On August 8, 2005, Tri-Western Resources, LLC, entered into a secured promissory note in the principal amount of $1,174,836 with Financial Federal Credit, Inc., as the holder to secure the purchase of goods and equipment, including trucking equipment for use in Tri-Western’s calcium carbonate mining operations at the Monarch Mine in California. The promissory note calls for installment payments over 48 months and bears interest at 8.75 percent per annum.

Tri-Western Resources is a joint venture between Tri-Valley Corporation and Trans Western Materials, Inc. Tri-Valley is not a party to or guarantor of the loan, but the loan will be recorded on Tri-Valley’s consolidated financial statements because Tri-Valley’s wholly owned subsidiary, Select Resources, Inc., has the right to appoint a majority of the board of managers of Tri-Western Resources.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit	Description
10.1	Promissory Note between Tri-Western Resources, LLC, Maker,a nd Financial Federal Credit, Inc., Holder
10.2	Security Agreement
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2005	TRI-VALLEY CORPORATION /s/ Thomas J. Cunningham
Thomas J. Cunningham Chief Financial Officer

Exhibit 10.1

PROMISSORY NOTE

$1,174,836.00	Bakersfield	CA	August 2, 2005
(Total of Note)	(City)	(State)	(Date)

FOR VALUE RECEIVED, Tri-Western Resources, LLC ('Maker') promises to pay to the order of Financial Credit Inc. (“Holder'), at 7 Corporate Park, Suite 240, Irvine, CA 92606, or such other place as Holder may, from time to time, designate in writing, the amount of One million one hundred seventy-four thousand eight hundred thirty six and 00/100 Dollars ($1,174,836.00), payable in consecutive Monthly installments, as follows:

12	installments, each in the amount of	$40,000.00	;then
36	installments, each in the amount of	$19,301.00	;then

Said consecutive Monthly installments shall commence on the 2nd day of September. 2005, and continue on the same day of each month thereafter until the indebtedness evidenced hereby is paid In full; with interest from the date hereof being payable on the unpaid principal amount at the maturity of each Installment at the rate of eight and three quarters percent (8.75%) per annum (but in no event shall such rata exceed any maximum permitted by applicable law). Maker shall also pay to Holder an demand, on each installment (of principal and/or interest) not fully paid prior to the fifth day (or such longer period as required by law) after its due date, a late charge equal to the maximum percentage of such overdue installment legally permitted as a late charge, not to exceed five percent (5%): and after maturity of the entire indebtedness (whether by acceleration or otherwise), Maker shall pay, on demand, interest on the unpaid indebtedness (excluding unpaid late charges) at the maximum lawful daily rate, but not to exceed 0.0666% per day, until paid in full. Interest shall be calculated on the basis of a 360 day year and for the actual number of days elapsed, unless such calculation would cause the effective interest rate under this Note to exceed the maximum rate allowed by applicable law, in which case such calculation shall be on the basis of a 365 day year.

Upon nonpayment when due of any amount owing hereunder, or if default occurs under any security agreement; pledge, assignment dead of trust or any instrument or document executed to evidence, secure, guarantee, govern or in any way pertain to the loan evidenced by this Note, Holder may, at its option, without notice or demand, accelerate the maturity of the indebtedness then outstanding under this Note and declare same to be at once due and payable whereupon it shall be and become immediately due and payable. Maker, all endorsers, guarantors and any other party liable on this Note also promise and agree to pay Holder's costs, expenses and reasonable attorneys’ fees incurred in enforcing and/or collecting this Note. Maker. all endorsers, guarantors and any other party liable on this Note waive presentment for payment; demand, protest, notice of protest and notice of nonpayment, default and dishonor, notice of intent to accelerate, notice of acceleration, and further, to the extent allowed by law, waive all benefits of valuation, appraisement and exemption laws. Holder may, without notice, extend the time of payment of this Note, postpone the enforcement hereof, grant any other indulgence, add or release any party primarily or secondarily liable hereon and/or release or change any collateral securing this Note without affecting or diminishing Holder's right of recourse against Maker, all endorsers, guarantors and other parties liable an this Note, which right is hereby expressly reserved. As used in this Note the term “Holder includes any future holder of this Note. If more than one person signs this Note, the obligations of each of them shall be joint and several.

As a material inducement to Holder to advance funds or otherwise provide financial accommodations to or for the benefit of Maker and/or in consideration of Holder having previously done so, it is agreed that Maker shall not, unless otherwise required by law, have any right to voluntarily prepay any Indebtedness for borrowed money now or hereafter owing to Holder (whether evidenced hereby or otherwise); provided, however, that Maker may (unless otherwise expressly agreed in writing) have the privilege of voluntarily prepaying any such indebtedness in full or in part at any time or from time to time if Maker shall: (i) give seven days' prior written notice to Holder specifying the principal amount and date of any proposed voluntary prepayment and the indebtedness being voluntarily prepaid; (ii) pay the amount specified in such voluntary prepayment notice, in good funds, on the date specified in such notice; (iii) simultaneously pay, in good funds, all principal, interest and other charges accrued and/or due to Holder through the date of any such voluntary prepayment and (iv) simultaneously pay a prepayment premium equal to the sum of (a) fifteen hundredths percent (0.15%) of the principal amount then being voluntarily prepaid multiplied by the number of whole or partial calendar months between the date of such voluntary prepayment and the scheduled final maturity date of the indebtedness being prepaid, plus (b) two percent (2%) of the principal amount of the indebtedness then being voluntarily prepaid, but not more than tire maximum amount permitted by law. The principal amount of any voluntary partial prepayment shall be applied to the scheduled installments of the indebtedness then being prepaid in the reverse order of their respective maturities, so that the amount and due date only the latest maturing installment(s) shall be affected thereby.

Notwithstanding anything to the contrary in this Note or any related writing, all agreements between Maker and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand for payment or acceleration of the maturity hereof or otherwise, shall the interest contracted for, charged or received by Holder exceed the maximum amount permissible under applicable law. The right to accelerate maturity of sums due under this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Holder does not intend to charge or collect any unearned interest in the event of acceleration. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum lawful amount the interest payable to Holder shall be reduced to the maximum amount permitted under applicable law, and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of the principal hereof, such excess shall be refunded to Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of the principal (including the period of any extension or renewal hereof) so that the interest hereon for such full period shall not exceed the maximum amount permitted by applicable law. This paragraph shall control all agreements between Maker and Holder.

The proceeds from the loan evidenced by this Note are to be used for business purposes only, and no part thereof is to be used for primarily consumer, personal, family or household purposes.

THIS WRITTEN AGREEMENT AND ALL OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH REPRESENT THE FINAL. AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES. THIS NOTE MAY NOT BE CHANGED OR TERMINATED ORALLY.

CO-MAKER      MAKER Tri-Western Resources, LLC

By: /s/Henry J. Sandri
                          Henry J. Sandri, Executive Director

BY: /s/Marshall Pettit
             Marshall Pettit, Managing Director

(Witness for Maker and Co-Maker)

ENDORSEMENT

The undersigned do each (jointly and severally) unconditionally guarantee the prompt payment of the within Note at maturity or anytime thereafter, or on default prior thereto, hereby waiving presentment for payment, demand, protest, notice of protest notice of dishonor and notice of every kind and nature, and accepting all of its provisions and authorizing Holder, without notice to any one or more or all of us, to substitute debtors, and/or to grant one or more extensions in whole or in part, and/or to receive security or additional security for the payment hereof and/or to surrender, release or substitute any such security.

If any payment on this Note is not paid when due, then the remaining unpaid indebtedness shall, without notice or demand, become immediately due and payable, at the option of Holder, and may be recovered in any suit brought by the Holder of this Note against any one or more or all of us, at the option of Holder, whether such suit has been commenced against Maker or not, and in any such suit Maker may be joined with one or more or all of us, at the option of Holder.

The Holder of this Note shall not be required to look to any security given or held for the payment of this Note, but may proceed against any one or more or all of us immediately upon a default in payment or otherwise. Any execution may be immediately levied upon any real or personal property of the undersigned, all rights of the undersigned to have personal property last taken and sold under such execution being hereby expressly waived.

(Endorser)

(Endorser)

(Endorser)

Exhibit 10.2
SECURITY AGREEMENT

This Security Agreement dated August 2, 2005, is by Tri-Western Resources, LLC
("Debtor”) whose principal office (or residence) address is 220 Industrial Street Bakersfield, CA, 933307 in favor of Financial Federal Credit Inc. ("Secured Party”) whose address is 7 Corporate Park, Suite 240, Irvine, CA 92608.

1.     To secure the payment and performance of all indebtedness, obligations and liabilities of Debtor to Secured Party of whatever kind whether previously, contemporaneously, or subsequently incurred or created, whether direct or acquired from third parties, whether contingent or fixed, and whether of the same or different classes (including, without limiting the generality of the foregoing, all indebtedness, obligations and liabilities arising out of or relating to (i) advances. payments, loans, endorsements, guaranties, extensions of credit, financial accommodations and/or benefits granted or extended by Secured Party to or for the account of Debtor, (ii) notes, security agreements, lease agreements, rental agreements, installment sale contracts, bailment agreements, guaranties, and/or any other present or future agreements between Debtor and Secured Party, an for (iii) expenses, charges, commissions and/or interest owing by Debtor to Secured Party or chargeable to Debtor by Secured Party), and all extensions, renewals and/or modifications of the foregoing (collectively, the Obligations"), Debtor does hereby assign, transfer, pledge and grant to Secured Party a security interest/lien in/upon all property listed on any Schedule to this Agreement (the "Property"), and in all goods, inventory, equipment, accounts, accounts receivable, documents, instruments, chattel paper, contract rights, general intangibles, investment property, securities entitlements, deposit accounts, fixtures and other property, wherever located, now or hereafter belonging to Debtor or in which Debtor has any interest, and in all proceeds, insurance proceeds, substitutions, replacement parts, additions and accessions of and/or to all of the foregoing (collectively, including the Property, the "Collateral"). Debtor and Secured Party acknowledge that Secured Party may (but shall not be obligated to) make future loans or extensions of credit to Debtor, refinance existing Obligations of Debtor, or purchase from third parties loans or indebtedness of Debtor, and Secured Party and Debtor agree that the Collateral shall be security for any and all such indebtedness.

2.     Debtor hereby represents and warrants to Secured Party and covenants and agrees with Secured Party as follows: (a) All information supplied and statements made to Secured Party by or on behalf of Debtor relating to the Obligations or the Collateral are and shall be true, complete and accurate, whether supplied or made prior to, contemporaneously with or subsequent to the execution of this Agreement (b) Debtor has good and marketable title to the Collateral, free and clear of any liens, security interests or encumbrances of any kind or nature whatsoever (except any claimed by Secured Party) and Debtor will warrant and defend the Collateral against all claims; (c) all Collateral listed on any Schedule to this Agreement is in Debtor's possession at the location shown above, unless a different location is disclosed on such Schedule for any item, and shall at all times remain in Debtors possession and control; (d) Debtor shall not change (i) its name, (ii) the location of any Collateral, or (iii) the location of (as applicable) Debtor's residence, principal place of business, executive office or the place where Debtor keeps its business records, without thirty (30) days prior written notice to Secured Party; (e) Debtor has full, unrestricted and lawful power and authority to sell and assign the Collateral, to grant Secured Party a security interest/lien therein/thereon as herein provided and to execute and perform this Agreement and all other instruments and agreements executed by Debtor in favor of Secured Party, (f) if a corporation, a partnership, or a limited liability company, Debtor is (as applicable): (i) duly formed, organized, validly existing and in good standing in the state of its incorporation or organization, (ii) duty qualified and in good standing in every jurisdiction where the nature of its business requires it to be so qualified, and (iii) authorized by all requisite action of its stockholders and directors, general partners or managers to execute, deliver and perform this Agreement; (g) Debtor will cause Secured Party to have a security interest and lien in/upon the Collateral which at all times shall be duly perfected, enforceable and superior to any liens, encumbrances and interests other than Secure Party's, and Debtor shall not permit the Collateral or any portion thereof to be or become subject to any lien or encumbrance of any kind or nature whatsoever (except any claimed by Secured Party), nor shall Debtor sell, pledge, grant any security interest in, encumber, assign, rant, lease, lend, destroy or otherwise transfer or dispose of, or permit the filing of a financing statement with respect to (other than in favor of Secured Party) any Collateral, nor shall Debtor guarantee any obligation of any other person or entity except in favor of Secured Party, without the prior written consent of Secured Party in such instance; (h) Debtor shall comply (to the extent necessary to protect the Collateral and Secured Party's interest therein) with the provisions of all leases, mortgages, deeds of trust or other contracts affecting any premises where any Collateral is or may be located and with any rules, laws, orders, ordinances or statutes of any state, county, municipality or other authority having jurisdiction relating to such promises and/or the conduct of business thereon and/or use thereof; (i) Debtor shall, at Debtor's sole cost and expense, keep and maintain all Collateral in good condition and repair, and shall use and maintain the Collateral in accordance with all applicable manufacturer's specifications and warranties; (j) all Collateral shall at all times remain personalty and shall not become part of any realty to which it may he attached so that Secured Party shall have the unrestricted right (subject only to the terms of this Agreement) to remove all or any portion thereof from any premises where it may be located, and Debtor will obtain and deliver to Secured Party, (in a form acceptable to Secured Party) appropriate waivers from landlords, mortgages and owners of such premises; (k) Debtor shall (at Debtor's expense) upon request by Secured Party, obtain, execute and deliver all assignments, certificates, financing statements or other documents, give further assurances and do all other acts and things as may be necessary to fully perfect Secured Party's interest in the Collateral and to protect, enforce or otherwise effectuate the terms of this Agreement; and (I) Secured Party has no obligation to lend or advance funds unless and until all representations, warranties, conditions and requirements contained herein have been satisfied including without limitation receipt by Secured Part of proof of ownership of the Collateral satisfactory to Secured Party in its sole discretion, and any applicable subordinations and/or lien releases as may be required by, and in a form acceptable to, Secured Party in its sole discretion. Debtor hereby irrevocably designates and appoints Secured Party as Debtor's agent and attorney-in-fact to sign and deliver all such assignments, certificates, financing statements and other documents necessary to perfect, protect, continue and/or enforce Secured Patty's interest in the Collateral and to file same with the appropriate office(s). Debtor hereby authorizes Secured Party to file a financing statement in all appropriate locations.

3.     Debtor hereby acknowledges the validity of and affirms all of the Obligations, agrees that they are and shall be secured by this Agreement and absolutely and unconditionally agrees to punctually and fully pay and perform all Obligations. Debtor shall pay to Secured Party on demand, on any installment of the Obligations not fully paid prior to the filth day (or such longer period as required by law) after its due date, a late charge equal to the maximum percentage of such overdue installment legally permitted as a late charge, not to exceed five percent (5%); and after maturity of the entire unpaid indebtedness (whether by acceleration or otherwise) of any one or more of the Obligations, Debtor shall pay, on demand, interest on such matured indebtedness (excluding unpaid late charges) at the maximum lawful daily rate, but not to exceed 0.0666% per day, until paid in full.

4.     Debtor shall insure the Collateral against all risks of loss or damage from every cause (including without limitation fire, theft, vandalism, accident, flood, earthquake and extended coverage) for not less than the full replacement value as determined by Secured Party in its sole discretion, and shall carry liability and property damage insurance covering the Collateral. All insurance shall be in form and amount and with licensed, solvent companies approved by Secured Party, and shall name Secured Party as sole loss payee. Debtor shall pay the premiums therefore and deliver said policies or duplicates to Secured Party. Each insurer shall agree by endorsement upon the policy or policies issued by it or by dependent instrument furnished to Secured Party to give Secured Party 30 days prior written notice before the policy shall be modified or canceled and that Secured Party's coverage shall not be diminished or invalidated by any negligence, act or emission of Debtor. The proceeds of such insurance, at the option of Secured Patty, shall be applied toward the replacement or repair of the Collateral or toward payment of the Obligations. Debtor hereby irrevocably appoints Secured Party as its attorney-in-fact and agent to make claim for, adjust, compromise, settle, receive payment of, and to sign all documents, checks and/or drafts in payment of or relating to any claim for loss of or damage to the Collateral and for any returned premiums. If any required insurance expires, is canceled or modified, or is otherwise not in full force and effect, Secured Party may but need not obtain replacement insurance. Secured Party may but need not pay the premiums for insurance and/or replacement insurance and the amount of all premiums so paid by Secured Party shall be added to Debtor's obligations hereunder and shall be reimbursed to Secured Party on demand together with interest thereon at the maximum lawful daily rate, not to exceed 0.0666% per day (but only to the extent permitted by law) from the date paid by Secured Party until fully reimbursed by Debtor.

5.     Secured Party shall have the right, at any reasonable time, to inspect all or any portion of the Collateral and/or Debtor's books and records. Debtor shall assist Secured Party in making any such inspection and Debtor shall reimburse Secured Party for its costs and expenses of making up to four such inspections per year. Upon request Debtor shall, from time to time, furnish a current financial statement to Secured Party in form and content satisfactory to Secured Party, and shall provide annual certified financial statements within five (5) days of Secured Party's request therefor.

6.     If Debtor shall fail to fully and timely pay, perform and fulfill any of its Obligations, covenants or agreements to or with Secured Party and/or if Debtor shall breach any of its warranties to Secured Party under this Agreement or otherwise, Secured Party shall have the option, in its sole discretion and without any obligation, to pay, perform, fulfill or cause the payment, performance or fulfillment of same on behalf of Debtor, and all costs and expenses incurred by Secured Party in connection therewith (including but not limited to attorneys' fees, bond premiums, court costs, costs of retaking, storing, preserving, selling and/or realizing on any Collateral) shall be added to the Obligations hereby secured and shall be payable by Debtor to Secured Party upon demand together with interest thereon at the maximum lawful dally rate, not to exceed 0.0666% per day (but only to the extent permitted by law), from the date advanced by Secured Party until fully repaid. Secured Party shall have no obligation to make any demand upon or give any notice to Debtor prior to the exercise of any of its rights under this paragraph; and neither the exercise nor the failure to exercise any such rights by Secured Party shall relieve Debtor of any default or constitute a waiver of Secured Party's right to enforce strict compliance with the terms of the Agreement at any time.

7.     Debtor assumes all liability and risk of loss and agrees to defend, indemnify and hold Secured Party harmless from and against all claims, liabilities, causes of action and damages of any kind, including but not limited to injury or to death of any person(s) and for loss, damage or destruction of any property, and for any fines, penalties, costs, expenses and charges in any way arising out of or related to the Obligations, this Agreement, the Collateral or its use, possession, storage, maintenance, repair, transportation or operation (including without limitation all costs and expenses of investigation, all attorneys' fees, court costs, arbitration expenses and costs, and all special, consequential, compensatory and punitive damages). Debtor, at its own cost and expense, shall use, operate, maintain, repair, transport and store the Collateral in a safe and careful manner in compliance with all applicable laws, rules and regulations (including without limitation those regulating hazardous substances, the environment and public health or safety), industry standards, insurance requirements and manufacturer's specifications and service bulletins. Debtor also assumes and agrees to indemnify, pay and hold harmless Secured Party and its directors, officers, employees and agents from all expenses, losses, costs, claims, actions, causes of action, damages of any kind, liabilities, expenses and attorney fees that Secured Party may incur or sustain in obtaining or enforcing payment or performance of any of the Obligations or exercising its rights and remedies under this Agreement or in connection with any action, proceeding at appeal arising out of or related to this Agreement, the Obligations and/or the Collateral, whether brought by Debtor or any third party. The obligations of Debtor under this paragraph shall survive termination of this Agreement.

8.     If any Event of Default exists, Secured Party without notice or demand may do one or more of the following in any order, and such remedies shall be cumulative (none of which shall be exclusive but each is in addition to any other remedy available to Secured Party): (a) Secured Party may accelerate the maturity of the Obligations and declare same to be at once due and payable whereupon they shall be immediately due and payable; (b) Secured Party may require Debtor to pay all accrued interest, late charges, collection charges, reimbursement for any and all expenses incurred by Secured Party in enforcing any of the Obligations or this Agreement and reasonable attorneys' fees; (c) Secured Party may require Debtor to deliver any or all of the Collateral at Debtor's expense to such place or places as Secured Party may designate; (d) Secured Party may repossess/take possession of any or all of the Collateral wherever found, voluntarily or involuntarily, without notice, demand or legal process (Debtor, if permitted by applicable law, hereby waiving any right to notice or a hearing), and Secured Patty may enter the premises where any or all Collateral are located and disconnect, render unusable, and remove any or all Collateral without liability to Debtor arising out of such entry, taking of possession or removal, and may use such premises without charge to store or show the Collateral for sale or other disposition; (e) Secured Party may sell the Collateral by public or private sale, hold, retain the Collateral in full or partial satisfaction of the indebtedness due to Secured Party, or otherwise dispose of the Collateral in any manner it chooses, free and clear of any claims or rights of Debtor; and/or (f) Secured Party may sue to enforce Debtor's performance hereof, or may exercise any other right or remedy then available to Secured Party permitted at law or in equity whether or not stated herein. Failure or delay on the part of Secured Party to exercise any right or remedy hereunder shall not operate as a waiver thereof. Debtor agrees that any public or private sale shall be deemed commercially reasonable (i) if notice of any such sale is mailed to Debtor (at the address far Debtor specified herein) at least ten (10) days prior to the date of any public sale or after which any private sale will occur, (ii) if notice of any public sale is published in a newspaper of general circulation in the county where the sale will occur at least once within the ten (10) days prior to the sale; (iii) whether the items are sold in bulk, singly, or in such lots as Secured Part may elect; (iv) whether or not the items sold are in Secured Party's possession and present at the time and place of sale; and (v) whether or not Secured Party refurbishes, repairs or prepares the items for sale. Secured Party may be the purchaser at any public sale. In all cases, Debtor shall be liable for any deficiency due and owing to Secured Party after any public or private sale, plus all costs, expenses and damages incurred by Secured Petty including but not limited to all legal fees whether or not suit is filed, allocable costs of in-house counsel, costs related to the repossession, reconditioning and disposition of the Collateral, and all incidental and consequential damages. No action taken by Secured Party shall release Debtor from any of its obligations to Secured Party. Debtor acknowledges and agrees that in any action or proceeding brought by Secured Party to obtain possession of any Collateral, Secured Party shall be entitled to issuance of a writ or order of possession (or similar legal process) without the necessity of posting a bond, security or other undertaking which is hereby waived by Debtor and if Debtor contests Secured Party's right to possession of any Collateral in any action or proceeding Debtor shall post a bond (issued by a national insurer authorized to issue such bonds in the jurisdiction of such action or proceeding) in an amount equal to twice the amount in controversy in such action or proceeding or twice the amount of Debtor's unpaid obligations to Secured Party, whichever is less. The proceeds of any sale shall first be applied to the costs and expenses of Secured Party including but not limited to recovering, transporting, storing, refurbishing, and/or selling the items sold, attorneys' fees, court costs, bond and insurance premiums, advertising, postage and publishing costs, and sales commissions. Secured Party may without prior notice to or demand upon Debtor and with or without the exercise of any of Secured Party's other rights or remedies, apply toward the payment at Debtor's obligations (at any time owing to Secured Party) any checks, drafts, notes, balances, reserves, accounts and sums belonging to or owing to Debtor and coming into Secured Party's possession and for such purpose may endorse Debtor's name on any instrument or document payable to Debtor (whether for deposit, collection, discount or negotiation). Without notice to Debtor, Secured Party may make such applications or change applications of sums previously paid and/or to be paid to Secured Party, to such Obligations as Secured Party in its sole discretion may choose. The exercise or partial exercise of any remedy shall not be construed as a waiver of any other remedy nor constitute an election of remedies.

9.     Protest and all demands and notices of any action taken by Secured Party under this Agreement, or in connection with any Collateral, except as otherwise provided in this Agreement are hereby waived by Debtor, and any indulgence of Secured Party, substitution for, exchange of or release of any person liable on the Obligations is hereby consented to. Debtor waives notice of the creation, advance, increase, existence, extension or renewal of, and of any indulgence with respect to the Obligations; waives presentment, demand, notice of dishonor, and protest; waives notice of the amount of the Obligations outstanding at any time, notice of any change in financial condition of any person liable for the Obligations or any part thereof, notice of any Event of Default; and all other notices respecting the Obligations; and agrees that maturity of the Obligations or any part thereof may be accelerated, extended or renewed one or more times by Secured Party at its sole discretion, without notice to Debtor. In performing any act under this Agreement any of the Obligations, time shall be of the essence and Secured Party's acceptance of partial or delinquent payments or performance, or failure or delay to exercise any right or remedy, shall not be a waiver of any obligation of Debtor or right of Secured Party nor constitute a waiver of any subsequent default.

10.     This Agreement, Secured Party's rights hereunder and/or any of the Obligations may be assigned from time to time by Secured Party, and in any such case the assignee shall be entitled to all of the rights, privileges and remedies herein granted to Secured Party; and Debtor hereby waives and agrees not to assert against any defense, setoff, claim, recoupment or counterclaim Debtor may have against Secured Party or any prior assignee. Debtor shall not assign this Agreement nor any of Debtor's rights or obligations hereunder.

11.     Debtor shall be in default hereunder upon the occurrence of any of the following (each an "Event of Default"); (a) Debtor or any endorser, guarantor, surety, accommodation party at other person liable for the payment or performance of any of the Obligations ("Other Liable Party") fails to pay when due any sum due to Secured Party (whether hereunder or under any other Obligation to Secured Party) or to timely perform any obligation, covenant, term or provision of this Agreement or any other instrument and/or agreement how or hereafter existing between the parties, or there exists any Event of Default thereunder; (b) any warranty, representation or statement made to Secured Party by or on behalf of Debtor or any Other Liable Party is false in any respect when made or thereafter becomes false or is breached; (c) Debtor's or any Other Liable Party's death, dissolution, termination of existence, insolvency, business failure, assignment for the benefit of creditors, bulk transfer, proceeding under any bankruptcy or insolvency law, being declared judicially incompetent, voluntary or Involuntary consent to the appointment of a receiver, trustee, conservator, liquidator or legal guardian for them or any or all of their property; (d) a default under any Indebtedness of Debtor or any Other Liable Patty or any event permitting the holder of any such Indebtedness to accelerate the maturity thereof, whether or not such event is cured; (e) the Collateral becomes, in the sole judgment of Secured Party, unsatisfactory or insufficient in character or value; (f) Secured Party in good faith believes that the prospect of payment or performance of any of the Obligations or this Agreement is impaired; (g) any change in the management operation, ownership or control of Debtor or any Other Liable Party: (h) any attachment, levy or execution against Debtor and/or any Other Liable Party that is not released within 48 hours; (i) Debtor's or any Other Liable Party's affairs so change as to, in Secured Party's sole discretion, increase the credit risk involved and Secured Party thereby becomes insecure as to the performance of this Agreement or any other agreement with Debtor or such Other Liable Party, (j) Debtor shall incur, create, assume, cause or suffer to exist any mortgage, trust, lien, security interest, pledge, hypothecation or other encumbrance (other than Secured Party's interest therein) or attachment or execution of any kind whatsoever upon, effecting or with respect to the Collateral, this Agreement, or any of Secured Party's Interests under this Agreement or any of the Obligations; (k) Debtor shall sell, pledge assign, rent, lease, land, destroy at otherwise transfer or dispose of any Collateral; (l) failure of Debtor to obtain or maintain insurance on the Collateral satisfactory to Secured Party in its sole discretion; or (m) any of the Obligations, this Agreement, the security interest or any provision hereof for any reason attributable to Debtor ceases to be in full force and effect or shall be declared to be null and void or the validity or enforceability thereof shall be contested by Debtor or Debtor shall deny that it has any further liability or obligation thereunder.

12.     The term "Debtor" as used in this Agreement shall he construed as the singular or plural to correspond with the number of persons executing this instrument as Debtor. "Secured Party" and "Debtor" as used in this Agreement include the heirs, executors or administrators, successors, legal representatives, receivers, and assigns of those parties. If more than one person executes this Agreement as Debtor, their obligations under this Agreement shall be joint and several. Unless the context otherwise requires, terms used in this Agreement which are defined in the Uniform Commercial Code are used with the meaning as therein defined. THIS WRITTEN AGREEMENT AND ALL OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. No termination, modification, waiver or amendment of or to this Agreement shall be effective unless in writing signed by Debtor and an officer (assistant vice president or higher) of Secured Party. If any provision of this Agreement is rendered or declared invalid, illegal, or ineffective by any existing or subsequently enacted legislation or decision of a court of competent jurisdiction, such legislation or decision shall only invalidate such provision to the extent so rendered or declared invalid, illegal or ineffective and shall not impair, invalidate or nullify the remainder of this Agreement which shall remain in full force and effect. THE PARTIES INTEND THAT THIS AGREEMENT AND EACH OF ITS TERMS BE VALID AND ENFORCEABLE AS WRITTEN AND, ACCORDINGLY, AGREE THAT THE VALIDITY AND ENFORCEABILITY OF THIS AGREEMENT AND EACH OF ITS TERMS SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DEBTOR'S LOCATION AS SET FORTH IN THIS AGREEMENT, OR, IF ONE OR MORE OF THE TERMS OF THIS AGREEMENT WOULD BE INVALID OR UNENFORCEABLE UNDER THE LAWS OF SUCH STATE, THE LAWS OF THE STATE OF SECURED PARTY'S LOCATION AS SET FORTH IN THIS AGREEMENT.

13.     Any notice or demand to Debtor hereunder or in connection herewith may be given and shall conclusively be deemed and considered to have been given and received upon the deposit thereof in the U.S. Mail, in writing, duly stamped and addressed to Debtor at the address set forth in this Agreement or at such other address of Debtor as Debtor shall have designated by notice in writing delivered to Secured Party. Actual notice to Debtor, however given or received, shall always be effective. DEBTOR, AS A MATERIAL INDUCEMENT FOR SECURED PARTY TO MAKE LOANS OR OTHER FINANCIAL ACCOMMODATIONS AVAILABLE TO DEBTOR, HEREBY IRREVOCABLY DESIGNATES AND APPOINTS FIRST FEDERAL COMMERCIAL INC. HOUSTON, TEXAS AS ATTORNEY-IN-FACT AND AGENT FOR DEBTOR, AND IN DEBTOR'S NAME, PLACE AND STEAD TO ACCEPT OR WAIVE SERVICE OF ANY PROCESS (AND FOR NO OTHER PURPOSE) WITHIN THE STATE OF TEXAS, SECURED PARTY AGREEING TO GIVE WRITTEN NOTICE OF SUCH SERVICE OR WAVIER TO DEBTOR WITHIN THREE (3) DAYS AFTER SUCH SERVICE WAS EFFECTED OR SUCH WAIVER WAS EXECUTED, BY MAILING SUCH WRITTEN NOTICE TO DEBTOR'S ADDRESS AS SET FORTH ABOVE BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED; AGREES TO THE EXCLUSIVE JURISDICTION AND VENUE OF ANY STATE OR FEDERAL COURT LOCATED IN HARRIS COUNTY, TEXAS FOR ALL CLAIMS, CAUSES OF ACTION, COUNTERCLAIMS, AND/OR CROSS-CLAIMS ARISING OUT OF AND/OR RELATED TO THIS AGREEMENT, THE COLLATERAL AND/OR ANY OTHER PRESENT OR FUTURE OBLIGATIONS OF DEBTOR TO SECURED PARTY; EXCEPT THAT ANY ACTION OR PROCEEDING (HOWEVER STYLED) TO OBTAIN POSSESSION OF ANY COLLATERAL OR OTHER SECURITY FOR DEBTOR'S OBLIGATIONS OR TO COLLECT ANY SUM DUE ON THE OBLIGATIONS MAY, IN SECURED PARTY'S SOLE DISCRETION, BE BROUGHT IN ANY STATE OR FEDERAL COURT LOCATED IN THE JURISDICTION WHERE THE SUBJECT OF SUCH ACTION OR PROCEEDING MAY BE SITUATED; WAIVES THE RIGHT TO OBJECT TO OR TRANSFER THE VENUE OF ANY SUCH ACTION OR PROCEEDING; AND CONSENTS AND AGREES THAT SERVICE OF PROCESS IN ANY ACTION OR PROCEEDING BROUGHT IN ACCORDANCE HEREWITH SHALL BE GOOD AND SUFFICIENT IF SENT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO DEBTOR AT HIS, HER OR ITS ADDRESS AS PROVIDED HEREIN. THE PARTIES HEREBY WAIVE ANY AND ALL RIGHTS TO A JURY TRIAL OF ANY CLAIM, CAUSE OF ACTION, COUNTERCLAIM, CROSS-CLAIM, DEFENSE OR OFFSET INVOLVING DEBTOR, SECURED PARTY OR ANY PERSON CLAIMING ANY RIGHT OR INTEREST ACCRUED FROM, THROUGH OR UNDER ANY OF THEM; AND DEBTOR FURTHER HEREBY WAIVES ANY AND ALL SPECIAL, EXEMPLARY, PUNITIVE AND CONSEQUENTIAL DAMAGES IN ANY WAY ARISING OUT OF OR RELATED TO THIS AGREEMENT AND/OR THE ACTS OR OMISSIONS OF SECURED PARTY OR ANY ASSIGNEE.

14.     If after receipt of any payment pursuant to any of the Obligations, Secured Party is for any reason compelled to surrender each payment to any person or entity because such payment is determined to be void or voidable as a preference, fraudulent transfer, impermissible set off or recoupment, a diversion of trust funds, or for any other reason, then such Obligation(s) shall be reinstated, if necessary and shall continue in full force notwithstanding any contrary action which Secured Party or Debtor may have taken in reliance upon such payment. Any such contrary action so taken shall be without prejudice to Secured Party's rights under the Obligations and hereunder and shall be deemed to have been conditioned upon such payment having become final and irrevocable. The terms of paragraphs 1, 7, 10, 12, 13, 14 and 15 shall survive termination of the Agreement.

15.     All agreements between Debtor and Secured Parry, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand for payment or acceleration of maturity or otherwise, shall any Interest contracted for, charged or received by Secured Party exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Secured Party in excess of the maximum lawful amount, the Interest payable to Secured Party shall be reduced to the maximum amount permitted under applicable law and if from any circumstance Secured Party shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of any principal and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of any principal, such excess shall be refunded to Debtor. All interest paid or agreed to be paid to Secured Party shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of any principal (including the period of any renewal or extension) so that the interest for such full period shall not exceed the maximum amount permitted by applicable law. This paragraph shall control all agreements between Debtor and Secured Party.

WITNESS (Attest if a corporation): DEBTOR: Tri-Western Resources, LLC

BY: /s/ Henry J. Sandri
Henry J. Sandri, Executive Director

BY: /s/Marshall Pettit
Marshall Pettit, Managing Director

Subscribed and sworn to before me, the undersigned notary public, on the date above written:

BY:

SCHEDULE "A"

This schedule is attached to and becomes part of the Security Agreement, Installment Sale Contract, Lease Agreement, dated August 2, 2005, between the undersigned.

QUANTITY	YEAR & MODEL	DESCRIPTION OF PROPERTY	SERIAL NUMBER
One (1)	1998 LT8501	Ford Sterling Boom Truck mounted with National 600C 17 Ton, 3 Section Crane (SN:29761)	1FDZW86F8WVA19323
One (1)	2005 C12	Extec Track Jaw Crusher with Hydraulic Drive & Deutz BF6M 1015C Engine	9032
One (1)	1998 9806	Caterpillar Wheel Loader equipped with Jones Skeleton Rock Bucket (SN: 17897),1/2 Rolled Liner, EROPS/Air, 29.5x25 Tires, w/recond, bucket, EROPS, U Dozer w/tilt, SS Ripper, New Engine	2KR02170
One (1)	1989 D9N	Caterpillar Crawler Tractor	1JD01624
One (1)	1998 962G	Caterpillar Wheel Loader equipped with 200hp 3126 Dita Engine, EROPS/Air, G.P. Bucket w/Bolt on Edge	4PW00210
One (1)	1996 T800	Kenworth Water Truck equipped with 4,500 Gallon Tank, 10 Speed Trans, 3 Axle, 435hp Cat Engine New Tank	1XKDDB9X9TS725434
One (1)	1990 T800	Kenworth Conventional Haul Tractor with Engine NTC 400 Cummings, Wet Kit & Jake Brake New PTO and Jake	1XKDD29XXLS543046
One (1)	2005 46070-10LP-C	Unitec Low Profile Above Ground Truck Scale	22505
One (1)	2005 F250	Ford Truck equipped with 6.0L V8 Diesel Engine, 5 Spd Auto Trans, A/C	1FTSX21P46EA05628
One (1)	44070-10PV-W	Unitec Portable Vehicle Scale with Remote 4" Display, Printer & Load Cell	3679
One (1)	2006 F250	Ford Truck equipped with 6.0L V8 Diesel Engine, 5 Spd Auto Trans, A/C	1FTSX21P26EA22234

Including all attachments and accessories and all proceeds, rental proceeds, accounts and chattel paper arising out of or related to the sale, rental or other disposition thereof.

This schedule is hereby verified correct and undersigned Buyer(s), Lessee(s), or Debtor(s) acknowledges receipt of a copy.

Seller, Lessor, Secured Party   Buyer, Lessee, Debtor

Financial Federal Credit Inc.   Tri-Western Resources, LLC

BY: /s/ Henry J. Sandri
Henry J. Sandri, Executive Director
By:
BY: /s/Marshall Pettit
  Marshall Pettit, Managing Director